EXHIBIT 12

JOSTENS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

				For the Periods
	Three Months Ended			Post-Merger	Pre-Merger
Dollars in thousands	Post-Merger April 3, 2004	Pre-Merger March 29, 2003		Five Months 2003	Seven Months 2003	2002	2001	2000	1999

Earnings
(Loss) income from continuing operations before income taxes	$(22,169)	$(14,619)		$(51,357)	$11,750	$64,483	$45,115	$5,532	$75,704

Interest expense (excluding capitalized interest)	15,868	13,989		28,621	32,528	68,435	79,035	60,252	7,486

Portion of rent expense under long-term operating leases representative of an interest factor	391	1,053		576	799	1,312	1,164	1,121	1,483
Total earnings	$(5,910)	$423		$(22,160)	$45,077	$134,230	$125,314	$66,905	$84,673

Fixed charges
Interest expense (including capitalized interest)	$15,868	$13,989		$28,621	$32,528	$68,435	$79,035	$60,252	$7,887

Portion of rent expense under long-term operating leases representative of an interest factor	391	1,053		576	799	1,312	1,164	1,121	1,483
Total fixed charges	$16,259	$15,042		$29,197	$33,327	$69,747	$80,199	$61,373	$9,370

Ratio of earnings to fixed charges	— (3)	—	(2)	— (1)	1.4	1.9	1.6	1.1	9.0

(1)   For the post-merger five month period in 2003, earnings did not cover fixed charges by $51.4 million.

(2)   For the three months ended March 29, 2003, earnings did not cover fixed charges by $14.6 million.

(3)   For the three months ended April 3, 2004, earnings did not cover fixed charges by $22.2 million.